Exhibit 3

This Form ATS-N amendment is an amendment to: Part II, Items 1.d., 5.b. and 5.d.; and Part III, Items 2.b., 7.a., 11.c., 15.b., 16.a. and 16.b. We have marked added text in red and underlined; we have marked deleted text in red and strikethrough.

Part II, Item 1.d.

~~Yes~~No

~~While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS (see the response to Item 7 of Part III) and LPC orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner, as described in the response to Item 16 of Part III. An LPC order is an order type for the Negotiation ATS.~~

Part II, Item 5.b.

No

LNI offers different services to different participants, as follows:

- The H2O ATS makes different services available based on the category of participant, as described in the response to Item 2.b. of Part III. In particular, only Members have access to Liquidnet 5 and the Liquidnet mobile application.
- There are qualification criteria for being eligible to receive targeted invitations ~~and send manual targeted invitations~~, as described in the response to Item 2.b. of Part III.
- LNI may offer different non-ATS broker services to different participants. For example, LNI may offer different analytics services to different participants and provide customization of algo orders for certain customers upon request.

Part II, Item 5.d.

No

The Liquidnet Affiliates offer different services to different participants, as follows:

- The H2O ATS makes different services available based on the category of participant, as described in the response to Item 2.b. of Part III. In particular, only Members have access to Liquidnet 5 and the Liquidnet mobile application.
- There are qualification criteria for being eligible to receive targeted invitations ~~and send manual targeted invitations~~, as described in the response to Item 2.b. of Part III.
- The Liquidnet Affiliates may offer different non-ATS broker services to different participants. For example, the Liquidnet Affiliates may offer different analytics services to different participants and provide customization of algo orders for certain customers upon request.

Part III, Item 2.b.

Yes

Participant categories

The participant categories for the H2O ATS are as follows:

- Members
- Customers
- Liquidity partners.

There are two categories of customers:

- Trading desk and algo customers
- Automated routing customers.

Participation in the H2O ATS can be either direct or indirect. Direct participation means that a participant transmits an order directly to the H2O ATS. Indirect participation means that a participant transmits a parent order to LNI, and LNI transmits a child order to the H2O ATS; this child order is referred to as an "LNI resting order". If an order from a participant can access the H2O and Negotiation ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the Liquidnet ATSs.

A Member can participate directly in the H2O ATS by transmitting a broker block accept. A Member also can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Member's parent order.

A customer can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the customer's parent order

An LP can participate directly in the H2O ATS by transmitting an LP resting order or an LP IOC order.

Members

A "Member" is an entity that meets the Member admission and retention criteria set forth below. Members transmit indications from their order or execution management system (OMS) to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A "trading desk customer" or an "algo customer" interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria as set forth below can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an "automated routing dealer") as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism).

Liquidity partners

"Liquidity partners" (LPs) are ATSs, MTFs and registered broker-dealers that transmit immediate-or-cancel (IOC) or resting orders to Liquidnet H2O for execution. LPs do not have access to Liquidnet 5 or any other Liquidnet desktop trading application. LPs do not interact with the Negotiation ATS. LPs cannot make elections pursuant to Liquidnet Transparency Controls.

LPs also can create algo orders that interact with Liquidnet H2O as resting orders and also may interact with external venues in the same manner as customer orders. These algo orders do not interact with the Negotiation ATS.

Participating in multiple participant categories

A buy-side firm can be both a Member and a customer. When transmitting orders through Liquidnet 5, a firm is acting as a Member; when transmitting orders through another method, a firm is acting as a customer.

Admission criteria for Members

- A Member must be a buy-side institutional investor (also referred to as an "institutional investor" or "buy-side firm"), a broker-dealer that is a transition manager, or a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below. "Transition manager" means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.
- Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if: (A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no customers other than its affiliated buy-side institution.

- A Member of Liquidnet Europe must be an EEA (European Economic Area) regulated investment firm or other EEA regulated entity or an institution registered in Switzerland.
- A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.
- An APAC, Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency.
- An EMEA Member must have total equity assets, or total equity assets under management, of US $200 million or more, or the equivalent in another currency.
- A Member that provides indications to Liquidnet must have an order management system (OMS) with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.
- A Member must enter into a subscriber agreement and other documentation required by Liquidnet.
- A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnet's compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
- Liquidnet's clearing broker must consent to the institution as a Liquidnet customer.

Admission criteria for algo and trading desk customers

- An LNI algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; or (C) a customer of Liquidnet's Capital Markets group, consisting of issuers, individual and corporate control persons, private equity firms, and venture capital firms.
- A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.
- A Liquidnet Canada algo or trading desk customer must be an institutional investor.
- A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.
- A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.
- An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnet's compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
- Liquidnet's clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for automated routing customers

- An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under

(A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.

- In addition to the admission and retention criteria set forth in this section:
    - Buy-side automated routing customers also must the criteria set forth in the 3rd through 6th and 8th bullets under "Admission criteria for Members".
    - Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under "Admission criteria for Members".
- For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the provider's order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the provider's automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.
- In the case of a securities dealer transmitting an order on behalf of a buy-side firm, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism).
- An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnet's compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
- Liquidnet's clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for liquidity partners

- The LP and LNI must enter into and maintain in effect a routing agreement mutually acceptable to the LP and LNI, and the LP must comply with its obligations under the agreement.
- An LP must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnet's compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as the division of a bank

An institutional investor can include a division of a bank where the division conducts an investment management business.

Third-party broker routing-back functionality

Where a Member or customer creates an algo order and LNI utilizes a third-party broker's routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or customer.

Outsourced dealing services provider (APAC and EMEA)

A buy-side firm that meets all Member admission criteria and does not have its own order dealing function can nominate an outsourced dealing services provider for buy-side firms in APAC or EMEA (referred to as a Provider) to transmit its indications and orders to Liquidnet and manage those indications and orders through Liquidnet 5. The buy-side firm may or may not be an affiliate of the Provider. The buy-side firm is referred to as a Member because it must meet all Member admission criteria, but the buy-side firm when acting in this capacity does not have access to Liquidnet 5. The Provider is referred to as a Member because it has access to Liquidnet 5.

The Provider is responsible for making all elections through Liquidnet Transparency Controls, which apply to all the buy-side firms that have nominated the Provider. All system configurations relating to trading apply at the Provider level.

In addition to the conditions above, the following conditions must be met:

- The Provider must agree that Liquidnet will clear and settle any trades directly with the buy-side firm and not with the Provider.
- The Provider must confirm to Liquidnet that the provider does not act as a settlement counter-party on any trades, whether or not executed through Liquidnet.
- The Provider does not engage in proprietary trading.
- When interacting with Liquidnet, the provider acts in the capacity of "reception and transmission of orders" as set forth under MiFID II.
- The Provider only transmits orders to Liquidnet for the buy-side firms that meet the conditions described above, and Liquidnet has entered into a Subscriber Agreement with any buy-side firm included under this arrangement.
- The Provider shall not disclose information provided through Liquidnet 5 to any customer of the Provider other than a customer that has entered into a Subscriber Agreement with Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the Provider (the applicable customer), the Provider will not use any information relating to the contra's indication or negotiation activity for the benefit of any customer other than the applicable customer.
- The Provider must identify to Liquidnet the applicable buy-side firm for each indication and order on an indication-by-indication and order-by-order basis.

"APAC" means Liquidnet's Asia-Pacific region; "EMEA" means Liquidnet's Europe, Middle East and Africa region.

Qualifying Members for targeted invitations

Only Qualifying Members can receive targeted invitations ~~and send manual targeted invitations~~.

Qualifying Members are determined on a quarterly basis based on a Member's activity during the two prior calendar quarters. To qualify for any quarter, a Member must meet either of the following conditions:

- Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
- Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

Part III, Item 7.a.

A. List of order types

The H2O ATS has the following order types:

- LNI resting orders
- IOC orders transmitted by liquidity partners ("LPs")
- Resting orders transmitted by LPs
- Accepts by Members in response to notification of a broker block opportunity (referred to as "broker block accepts").

We describe each of these order types in response to this Item 7.a.

B. LNI resting orders

Description

LNI, acting as agent, can access the H2O ATS (i.e., route to the H2O ATS) on behalf of participants that create the following types of parent orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations. The order transmitted by LNI is described in this document as an "LNI resting order." An LNI resting order is a child order of the participant's parent order. The type of parent order does not impact the priority of the LNI resting order that is the child order of that parent order.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as follows:

- *Priority for better execution price.* Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price
- *Execution at an execution price.* At a particular execution price, the following priority applies:
  - *Execution against Member and customer orders.* As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.
  - *Execution against firm LP resting orders.* As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
  - *Execution against conditional LP resting orders.* As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
- *Transmitted resting orders not executed in full upon receipt.* Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:
  - LNI resting orders, firm or conditional
  - Resting orders from LPs, firm or conditional
  - IOC orders from LPs
  - Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the order's minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

- LNI resting orders (whether firm or conditional)
- Firm resting orders from LPs
- Conditional resting orders from LPs.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in the response to Item 11.c. of this Part III. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(ii)   Conditions

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order is only executed if the execution price is within the price constraints of the LNI resting order and the contra order. A price constraint is the lower of any limit price and any mid-price or better order instruction in the case of a buy order and the higher of any limit price and any mid-price or better order instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

LNI resting orders are not displayed.

(iii)   Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv)   Pegged orders

In transmitting an LNI resting order to the LN H2O ATS, LNI represents any mid-price or better order instruction provided by the Member or customer for the parent order. A "mid-peg instruction" means any mid-price or better order instruction.

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the user's price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

- *Buy order.* Lower of the limit price of the order and the mid-price
- *Sell order.* Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

(v)   Routing

While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS and LPC orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

LP orders and broker block accepts only interact with the H2O ATS and do not interact with the Negotiation ATS.

~~The H2O ATS does not route orders to other venues. LNI, which routes LNI resting orders to the H2O ATS and LPC orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner, as described in the response to Item 16 of Part III.~~

(vi)   Time-in-force

For algo and Liquidnet-only orders, whether created through the Liquidnet desktop trading application or sent from the customer's OMS, the default time-in-force instruction is "day". Most of LNI's algos also permit a participant to designate a specific expiration time. The LNI trading desk can send a "day" or "GTC" instruction or send a specific expiration time. Since the H2O ATS does not execute orders after the close of trading, the H2O ATS handles "day" and "GTC" orders in the same manner.

(vii)   Modifications

LNI modifies an LNI resting order in response to a modification of the parent order by the participant.

(viii)   Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

C.   IOC and resting orders transmitted by liquidity partners

Description

Liquidity partners ("LPs") can transmit IOC and resting orders to the H2O ATS.

(i)   Prioritization

See the description above on prioritization of orders in the Liquidnet H2O ATS.

(ii)   Conditions

An IOC order in the H2O ATS can execute against any resting order but cannot execute against another IOC order. Any resting order in the H2O ATS can execute against any IOC or other resting order in the H2O ATS. An IOC or resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

IOC orders from LPs are not displayed.

A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

(iii)   Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv)   Pegged orders

The H2O ATS only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

For a resting order, if an LP provides a mid-peg instruction in the FIX order message, LNI will only execute the LP order at or below the mid-price in the case of a sell order and at or above the mid-price in the case of a buy order.

(v)   Routing

The H2O ATS does not route LP IOC and resting orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi)   Time-in-force

The only permitted time-in-force instruction for LP resting orders is "day".

(vii)   Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii)   Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

D. Broker block accepts

Description

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period. A "broker block opportunity" is an LP resting order that is notified to a Member with a contra-side indication in the applicable symbol; a broker block opportunity displays the symbol and the side of the LP to the Member.

(i)   Prioritization

Orders in the H2O ATS are prioritized for execution as set forth above.

(ii)   Conditions

A broker block accept can execute against any other order in the H2O ATS. A broker block accept is only executed if the execution price is within the price constraints of the broker block accept and the contra order. The price constraint for a broker block order is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

A Member does not receive notification of a broker block opportunity if the Member has a match with another Member or customer. If there are multiple LP contras, the Member only receives one broker block notification.

Members only receive notification of a broker block opportunity if the broker block opportunity meets (i) the tolerance of the Member's indication, and (ii) one of the following minimum size requirements: 5,000 shares; 5% of ADV for the stock; or $200,000 principal value.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets the applicable minimum notification quantity.

Members elect through Liquidnet Transparency Controls whether to interact with resting orders from LPs. If a Member elects to interact with resting orders from LPs, the Member is enabled to receive notice of broker block opportunities, but Liquidnet can disable this configuration upon request by the Member.

Upon request Liquidnet can set a configuration where the system will display to a trader, upon receipt of a broker block, an option to dismiss the broker block for the remainder of the trading day. If the trader elects this dismissal option, the system will block the trader from receiving any broker blocks for the specific symbol and side for the rest of the trading day.

(iii)   Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv)   Pegged orders

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyer's price constraint is at or above the seller's price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Member's perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Member's perspective.

(v) Routing

The H2O ATS does not route broker block accepts~~orders~~ to other venues. Broker block accepts do not interact with the Negotiation ATS.

(vi) Time-in-force

A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

(vii) Modifications

A Member cannot modify a broker block accept.

(viii) Availability of order types across all forms of connectivity

The ability to create broker block accepts is only available through Liquidnet 5.

Part III, Item 11.c.

No substantive changes.

Part III, Item 15.b.

Yes

A. Broker block notifications

A trader at a Member firm using Liquidnet 5 can view and execute against broker block notifications. The criteria for receiving a broker block notification are set forth in the response to Item 7.a. of this Part III. Broker block notifications are displayed during the time period that the associated LP resting order is in effect.

A broker block notification displays the symbol and side of the LP resting order. A broker block notification does not display quantity, but a recipient knows that the quantity of the LP resting order must meet (i) the minimum broker blocks execution quantity, which is the lowest of 5,000 shares, 5% of ADV for the stock and US $200,000, and (ii) a share quantity determined based on the quantity of the Member's indication and various tolerance percentages set by the Member. A broker block notification does not display price, but the Member knows that, based on the price constraints of the LP resting order and the Member's indication, a broker block accept by the Member would be executable against the LP resting order.

B. Targeted invitations

(i)   Introduction

A trader at a Member firm using Liquidnet 5 can view targeted invitations and certain information regarding the recipients of targeted invitations. A participant's targeted invitation is displayed during the same period that the associated LNI resting order is in effect.

A targeted invitation displays the symbol, side and execution size of the associated LNI resting order. A targeted invitation also notifies the recipient whether the LNI resting order is executable based on the current market price and the sender's price constraint.

(ii)   Manual targeted invitations and targeted invitations from algos

There are two types of targeted invitations:

- Manual targeted invitations
- Targeted invitations from algos.

In a manual targeted invitation, the sender receives certain information regarding the actions of the recipients, as described in this section. In a targeted invitation from an algo, the sender does not receive information regarding the actions of the recipients.

Targeted invitations from algos are an optional parameter or configuration associated with algo, Liquidnet-only and LN auto-ex orders.

(iii)   Qualifying Members

Only Qualifying Members can receive targeted invitations and send manual targeted invitations.

Qualifying Members are determined on a quarterly basis based on a Member's activity during the two prior calendar quarters. To qualify for any quarter, a Member must meet either of the following conditions:

- Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
- Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

(iv)   Description of manual targeted invitation functionality

Sending a manual targeted invitation notification

Through the Liquidnet desktop trading application, a trader at a Member firm can send a manual targeted invitation notification to Qualifying Members. A targeted invitation notification relates to a specific stock. A trader at a Member firm can only receive targeted invitations or send manual targeted invitations if the Member has opted-in to this functionality through Liquidnet Transparency Controls and is a Qualifying Member, as set forth in Item 2.b. of this Part III.

A manual targeted invitation has a notification component, as described in this section, and, if there is at least one qualifying recipient for the targeted invitation (as described below), results in a firm order in the H2O ATS (a "targeted invitation order") and an indication available for matching in the Negotiation ATS. A targeted invitation order can execute against contra-side orders in the Liquidnet ATSs in the same manner as any other LNI order, subject to the following exceptions:

- The notification and other provisions described in this section apply
- Manual targeted invitation orders cannot execute against orders from liquidity partners (in the H2O ATS).

Setting criteria for who can receive a targeted invitation notification

This sub-section applies to the notification component of a targeted invitation. When creating a manual targeted invitation, a trader must designate a look-back period, ranging from the current trading day to the current trading day and the 90 preceding trading days.

By default, a targeted invitation notification is sent to traders at Qualifying Members where the recipient trader meets any of the following criteria:

- ***Opposite-side indication in Liquidnet.*** LNI received an opposite-side indication from the recipient at any time during the look-back period, where the available quantity was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000)

- ***Opposite-side indication placed away.*** The recipient has or had an opposite-side indication in its OMS at any time during the look-back period where the quantity placed at other brokers is or was at least the minimum negotiated execution size.

- ***Opposite-side execution in Liquidnet.*** The recipient executed in a Liquidnet ATS with anyone at any time during the look-back period, where the recipient executed on the opposite-side to the sender's order (for example, the recipient executed a buy order and the sender's targeted invitation is for a sell order) and the recipient's execution quantity was at least the minimum negotiated execution size.

- *Executed against sender.* The recipient executed in a Liquidnet ATS against the sender at any time during the look-back period, where the execution quantity was at least the minimum negotiated execution size.

- *Invited the sender.* The recipient sent the sender a negotiation invitation or targeted invitation notification at any time during the current trading day.

All targeting criteria are applied for the specific stock. The foregoing is subject to the exceptions described below.

Traders with same-side indications

A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side indication in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the sender's look-back period) on a more recent trading day than, or the same trading day as, the trader's most recent opposite-side indication in that symbol.

Restricting the criteria for who can receive a targeted invitation notification

Through the desktop application, a trader can restrict the recipients of a manual targeted invitation notification to recipients that meet either or both of the following criteria, as described above:

- Executed against sender
- Invited the sender.

Targeted invitations not available where a match or broker block opportunity exists

A trader can only create a manual targeted invitation based on an unmatched indication. A trader cannot create a manual targeted invitation or receive a targeted invitation notification on a stock where the trader has a matched indication in the Negotiation ATS or has received notification of a broker block opportunity in the H2O ATS.

Hours of availability

A trader can only create a targeted invitation during regular trading hours.

Order details for a targeted invitation

For any targeted invitation, a sending trader must specify the following:

- *Quantity.* The quantity of a manual targeted invitation defaults to the trader's working quantity on the indication. Quantity cannot be greater than the working quantity on the indication and cannot be less than the minimum negotiated execution size or the default minimum execution size (as set forth in the next bullet).

- *Minimum execution size.* The default minimum execution size for a manual targeted invitation order is the lesser of 25,000 shares and 15% of ADV. The minimum execution size for a manual targeted invitation order cannot be greater than the working quantity on the indication and cannot be less than the default value set forth in this bullet or the minimum negotiated execution size.

- *Limit price.* At the time that a manual targeted invitation is first sent, the limit price specified by a sender must be at or above the current mid-price, in the case of a buy targeted invitation, or at or below the current mid-price, in the case of a sell targeted invitation.

- *Maximum number of recipients.* A sender can select a maximum number of recipients for a manual targeted invitation notification. Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, Liquidnet prioritizes the recipients based on pre-set criteria, as described below.

- *Time-in-force.* A sender must specify a time-in-force for a manual targeted invitation, which cannot be less than one minute. A targeted invitation expires upon the earlier of (i) expiration of the specified time-in-force, and (ii) the end of the current trading day. A trader may cancel a manual targeted invitation prior to the expiration of the specified time-in-force period. Expiration (or cancellation) of a manual targeted invitation results in the expiration (or cancellation) of the applicable targeted invitation notification and order. LNI may terminate a Member's participation in manual targeted invitation functionality based on repeated cancelations. A trader can elect to have a manual targeted invitation order automatically canceled when all recipients have dismissed the targeted invitation notification.

Prioritization of recipients

Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, the system prioritizes the recipients based on a set of prioritization rules that Liquidnet may update from time-to-time. Liquidnet maintains and provides to Members upon request the details regarding these prioritization rules. These prioritization rules take into account the reason why the recipient received the notification (for example, based on having an opposite-side indication transmitted to LNI), whether the recipient has a current indication transmitted to LNI, the available quantity of the recipient's indication transmitted to LNI (if applicable), and similar factors.

Notification to sender

A sender is notified if there are no qualifying recipients for a manual targeted invitation.

Receiving a targeted invitation notification

A targeted invitation notification is notified to a qualifying recipient through Liquidnet 5. The notification includes the sender's minimum execution size, but the recipient must take an action through the desktop application to view the sender's minimum execution size. A recipient is further made aware through Liquidnet 5 when a targeted invitation expires.

A recipient is notified through Liquidnet 5 if the sender's targeted invitation order is not executable based on the current market and the sender's price constraint. If the limit price of a manual targeted invitation is not executable at a specific time based on the current market and the sender's price constraint and is still not executable on that basis 10 seconds after that, the system provides the sender a notification to either adjust his or her limit price for the targeted invitation or cancel the targeted invitation.

Responses by recipient

A recipient has the following two options upon receipt of a targeted invitation notification:

- Notify the sender that the recipient is interested and request more time to respond to the targeted invitation
- Dismiss the notification.

If a trader dismisses a notification in a symbol, the trader cannot receive another targeted invitation notification for that symbol for the rest of that trading day, but the trader can send a targeted invitation in that symbol.

A recipient also can take any other action permitted by the Liquidnet Trading Rules, including the creation of an opposite-side indication or order.

Additional information received by the sender

A sender of a manual targeted invitation is notified when a recipient indicates interest and requests more time. If a trader elects to have his or her manual targeted invitation order automatically cancelled when all recipients have dismissed the targeted invitation notification, the trader can determine that all of the targeted invitation notifications sent by the sender have been dismissed by any recipients.

(v)   Editing a manual targeted invitation

Through the desktop application, a trader can edit any of the following fields of a manual targeted invitation:

- Quantity
- Minimum execution size
- Limit price.

(vi)   Liquidity Watch and surveillance for targeted invitations

Liquidnet can disable targeted invitations functionality for a Member or customer in accordance with Liquidnet's Liquidity Watch and surveillance processes, as set forth in this Form ATS-N.

(vii)   Targeted invitations from algos

Types of orders

Liquidnet makes available targeted invitation functionality for Liquidnet-only and LN auto-ex orders and for certain categories of algo orders as notified by Liquidnet to its participants. This functionality applies to these types of Liquidnet orders, whether firm or conditional. Liquidnet refers to this functionality as "targeted invitations from algos".

Applicability of description relating to manual targeted invitations

The provisions of this sub-section relating to targeted invitations that do not specifically reference manual targeted invitations are also applicable to targeted invitations from algos, except as otherwise set forth in this sub-section.

Targeted invitations from low-touch algo orders from customers

For low-touch orders, subject to the customer's consent (as described below), the system can send targeted invitation notifications to Members that are qualifying recipients. The system applies the same default configurations for manual targeted invitations and targeted invitations from algos, as follows:

- Maximum number of recipients – 5
- Look-back period – 20 days
- Minimum execution size – lesser of 25,000 shares and 15% of ADV.

Members can modify the default configurations for targeted invitations from algos in the same manner that they can modify the default configurations for manual targeted invitations.

Any configuration above for a Member or customer applies to all targeted invitations from algos sent by the Member or customer.

Targeted invitations from high-touch algo orders from customers

For high-touch orders, subject to the customer's consent, a Liquidnet trader can elect to authorize the system to send targeted invitation notifications for a particular order. Liquidnet applies the same default configurations, and permits adjustment of configurations, as described in the section above on targeted invitations from low-touch algo orders from customers.

Targeted invitations for Member orders created through Liquidnet 5

For orders created by a Member through Liquidnet 5 (whether algo, Liquidnet-only or LN auto-ex orders), the Member (through the consent process described below) can authorize Liquidnet to send targeted invitation notifications to other Members that are qualifying recipients. Liquidnet applies the same default configurations, and permits adjustment of configurations, as described in the section above on targeted invitations from low-touch algo orders from customers.

Cancellation of targeted invitations from algos

The system will cancel any targeted invitation notifications for an order upon the occurrence of any of the following:

- *Remaining order size.* The sender's remaining order size is below the minimum execution size for targeted invitations.

- *Limit price.* At a specific time and 61 seconds after that, (i) the limit price of the Member's or customer's buy order is lower than the best bid in the market (or the mid-price, if the sender has a mid-peg instruction), or (ii) the limit price of the Member's or customer's sell order is higher than the best offer in the market (or the mid-price, if the sender has a mid-peg instruction).

- *Cancellation of associated order.* The Member or customer cancels the associated order, and, in the case of a low-touch order, a period of three seconds has elapsed.

- *Expiration of associated order.* The associated order expires.

Expiration or cancellation of a targeted invitation notification does not affect the related order.

Resending of a targeted invitation after a cancel

The system can resend a targeted invitation after a cancel subject to the conditions set forth above, except that the six-minute period described above runs from the most recent cancel of the targeted invitation.

Notifications to senders of targeted invitations from algos

A sender of a targeted invitation from an algo is not notified of any of the following through Liquidnet 5 unless the sender is a Qualifying Member:

- Whether or not there are any qualifying recipients (however, Liquidnet can provide reports with this information on T+1)
- When a recipient indicates interest or requests more time
- When all recipients have dismissed the targeted invitation notification.

Targeting criteria

All targeting criteria described above with respect to manual targeted invitations apply to targeted invitations from algos.

Part III, Item 16.a.

~~Yes~~No

~~While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS and LPC orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.~~

~~In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.~~

~~LP orders and broker block accepts only interact with the H2O ATS and do not interact with the Negotiation ATS.~~

Part III, Item 16.b.

~~No~~Not applicable